CANADA LIFE FINANCIAL CORPORATION
MATERIAL CHANGE REPORT

Section 118(1) of the Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)
Section 76(2) of the Securities Act (Newfoundland)
Section 81(2) of the Securities Act (Nova Scotia)
Section 75(2) of the Securities Act (Ontario)
Section 84(1) of the Securities Act (Saskatchewan)

1.	Reporting Issuer

Canada Life Financial Corporation 330 University Avenue Toronto, Ontario M5G 1R8 Tel: (416) 597-1440

2.	Date of Material Change

February 5, 2003

3.	Media Release

The material change was announced in a media release transmitted on February 5, 2003 through Canada Newswire.

4.	Summary of Material Change

“Canada Life Reports Record Results — 2002 Net Income Increases 43% over 2001”

5.	Full Description of Material Change

See exhibit 99.1 attached to this filing.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

Patrick Crowley, Executive Vice-President & Chief Financial Officer of Canada Life Financial Corporation, is knowledgeable about the material change described in this report and can be reached at 416-597-1440, ext. 5520.

9.	Statement of Senior Officer

The foregoing accurately describes the material change described herein.

     DATED at Toronto, Ontario, this 5th day of February 2003.

CANADA LIFE FINANCIAL CORPORATION

“Patrick Crowley” (Signed) Patrick Crowley Executive Vice-President & Chief Financial Officer